UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated March 6, 2020

Commission File Number: 001-38405

BIOCERES CROP SOLUTIONS CORP.

(Translation of registrant’s name into English)

Ocampo 210 bis, Predio CCT, Rosario
Province of Santa Fe, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

EXPLANATORY NOTE

The following exhibit is filed as part of this Form 6-K:

Exhibit List

EXHIBIT NO.	DESCRIPTION
99.1	Bioceres Crop Solutions Corp. consolidated financial statements as of December 31, 2019, June 30, 2019 and for the six-month periods ended December 31, 2019 and 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Bioceres Crop Solutions Corp. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bioceres Crop Solutions Corp.
(Registrant)

Date: March 6, 2020	By :	/s/ Federico Trucco
Name: Federico Trucco Title: Chief Executive Officer

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